SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 27, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated June 27, 2017: Nokia Announces Final Results for its Tender Offers and Consent Solicitation

Nokia Announces Final Results for its Tender Offers and Consent Solicitation

Nokia Corporation
Stock Exchange Release
June 27, 2017 at 13:45 (CET +1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia Announces Final Results for its Tender Offers and Consent Solicitation

Espoo, Finland — Nokia Corporation (“Nokia”), announces the final results of its previously announced tender offers (the “Tender Offers”) to purchase for cash: (i) the USD 300 000 000 6.50% debentures due January 15, 2028 (the “2028 Notes”); (ii) the USD 1 360 000 000 6.45% debentures due March 15, 2029 (the “2029 Notes”) (the 2028 Notes and the 2029 Notes, together the “ALU Notes”) issued by Lucent Technologies Inc. (the predecessor to Alcatel-Lucent USA Inc. (“Alcatel Lucent”); and (iii) the USD 1 000 000 000 5.375% notes due March 15, 2019 issued by Nokia (the “2019 Notes” and, together with the ALU Notes, the “Notes”). Alcatel Lucent is a wholly-owned subsidiary of Nokia.

The Tender Offers and Consent Solicitation were made on the terms and subject to the conditions set out in the offer to purchase dated May 30, 2017 (the “Offer to Purchase”). Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

The Tender Offers expired at 11:59 p.m. (New York time) on June 26, 2017 (the “Expiration Date”) and are expected to be settled on June 28, 2017 (the “Final Settlement Date”).

As of the Expiration Date, according to information provided by Lucid Issuer Services Limited (the “Tender and Information Agent”), an aggregate principal amount of ALU Notes equal to USD 175 000 was validly tendered after the Early Tender Date and before the Expiration Date, as set out in the table below. Withdrawal rights for the Tender Offers expired at the Early Tender Date.

Nokia has accepted for purchase (i) all ALU Notes validly tendered in the Tender Offers in full; and (ii) the 2019 Notes validly tendered at or prior to the Early Tender Date as previously announced on June 13, 2017, such that the total amount payable (excluding Accrued Interest) is approximately equal to the Maximum Acceptance Amount of USD 1 500 000 000.

The table below sets forth the aggregate principal amount of each series of Notes that has been tendered and accepted for purchase in the Tender Offers and the aggregate principal amount of each series of Notes that will remain outstanding after settlement of the Tender Offers.

Description	ISIN/ CUSIP	Principal Amount Outstanding before the Tender Offers		Principal Amount Settled on the Early Settlement Date	Principal Amount Tendered after the Early Tender Date and Accepted for Settlement on the Final Settlement Date	Principal Amount Outstanding after the Tender Offers
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	$214 010 000	(1)	$139 888 000	$123 000	$73 999 000	(2)
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	$959 090 000	(1)	$753 002 000	$52 000	$206 036 000	(2)
5.375% Notes due May 15, 2019	US654902AB18/ 654902AB1	$1 000 000 000		$418 685 000	—	$581 315 000

(1)    As of May 30, 2017, Nokia holds an additional USD 85 990 000 of the 6.50% Debentures due January 15, 2028 and USD 400 910 000 of the 6.45% Debentures due March 15, 2029, which are not reflected in the table above.

(2)    After the Final Settlement Date, Nokia will hold USD 226 001 000 of the 6.50% Debentures due January 15, 2028 and USD 1 153 964 000 of the 6.45% Debentures due March 15, 2029.

Consent Solicitation

Concurrently with the Tender Offers, Alcatel Lucent solicited (the “Consent Solicitation”) consents (the “Consents”) from each holder of ALU Notes to certain proposed amendments (the “Proposed Amendments”) to the indenture governing the ALU Notes (the “ALU Indenture”). The Proposed Amendments will eliminate: (i) covenants in the ALU Indenture governing the ALU Notes with respect to (a) liens, (b) sale and leaseback transactions and (c) reports; and (ii) certain events of default with respect to the ALU Notes, other than certain events of default including the failure to pay principal of or premium, if any, on and interest on such ALU Notes, and bankruptcy.

As of the Early Tender Date, the Requisite Consents were reached and the Supplemental Indenture was executed. The Supplemental Indenture will become operative on the Final Settlement Date.

Following the Final Settlement Date, Nokia will request S&P to withdraw the ratings of Alcatel Lucent and the ALU Notes. The Moody’s rating of the ALU Notes was withdrawn in 2012.

Consideration

The table below sets forth the final Early Consideration, the Late Consideration, and the relevant Accrued Interest for each series of Notes subject to the Tender Offers.

	Reference U.S.				Early Settlement Date		Final Settlement Date
Description	Treasury Security	Fixed Spread		Reference Yield	Early Consideration	Accrued Interest	Late Consideration	Accrued Interest
6.50% Debentures due January 15, 2028	2.375 % U.S. Treasury Security due May 15, 2027	225	bps	2.207%	USD 1,170.88 per USD 1,000	USD 26.90 per USD 1,000	USD 1,140.40 per USD 1,000	USD 29.43 per USD 1,000
6.45% Debentures due March 15, 2029	2.375 % U.S. Treasury Security due May 15, 2027	225	bps	2.207%	USD 1,180.71 per USD 1,000	USD 15.95 per USD 1,000	USD 1,150.26 per USD 1,000	USD 18.45 per USD 1,000
5.375% Notes due May 15, 2019	1.25 % U.S. Treasury Security due May 31, 2019	40	bps	1.359%	USD 1,067.94 per USD 1,000	USD 4.33 per USD 1,000	N/A	N/A

Joint Dealer Managers and Solicitation Agents

Barclays Capital Inc., Citigroup Global Markets Limited, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as Joint Dealer Managers and Solicitation Agents for the Tender Offers and Consent Solicitation. Investors with questions may contact the Joint Dealer Managers and Solicitation Agents at the addresses and numbers shown below.

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States of America
London
Tel: +44 20 3134 8515
United States
Tel (toll-free): +1 (800) 438-3242
Tel (collect): +1 (212) 528-7581
Attn.: Liability Management Group
liability.management@barclays.com

Citigroup Global Markets Limited
Citigroup Centre
Canada Square

London E14 5LB
United Kingdom
London
Tel.: +44 20 7986 8969
United States
Tel (toll-free): +1 (800) 558-3745
Tel (collect): +1 (212) 723-6106
Attn.: Liability Management Group
liabilitymanagement.europe@citi.com

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
United States of America
London
Tel: +44 20 7774 9862
United States
Tel (toll-free): +1 (800) 828-3182
Tel (collect): +1 (212) 357-1057
Attn.: Liability Management Group
liabilitymanagement.eu@gs.com

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
United States of America
London
Tel: +44 207 134 2468
United States
Tel (toll-free): +1 (866) 834-4666
Tel (collect): +1 (212) 834-3424
Attn.: Liability Management Desk

The Tender and Information Agent is Lucid Issuer Services Limited (+44 (0) 20 7704 0880; nokia@lucid-is.com).

Nokia reserves the right, subject to applicable law, at any time prior to the satisfaction of the conditions set out in the Offer to Purchase, to amend the Tender Offers in any respect or to terminate the Tender Offers and return the tendered Notes, subject to disclosure and other requirements as required by applicable laws.

This stock exchange release must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers and Consent Solicitation. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offers and Consent Solicitation are being made only pursuant to the Offer to Purchase. None of Nokia, Alcatel Lucent, the Joint Dealer Managers and Solicitation Agents, the Tender and Information Agent, or the Trustees makes any recommendation in connection with the Tender Offers and Consent Solicitation. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers and Consent Solicitation.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers and Consent Solicitation. The Joint Dealer Managers and Solicitation Agents will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers and Solicitation Agents or for advising any other person in connection with the Tender Offers and Consent Solicitation.

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia
Communications
Phone: +358 (0) 10 448 4900
E-mail: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, including the creation of the new Nokia Shanghai Bell joint venture and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, including the creation of the new Nokia Shanghai Bell joint venture, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal